UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

 (Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vimicro International Corporation

(Name of the Issuer)

Vimicro International Corporation
Vimicro China (Parent) Limited

Vimicro China Acquisition Limited

Dr. Zhonghan (John) Deng

Mr. Zhaowei (Kevin) Jin

Dr. Xiaodong (Dave) Yang

Vimicro Beijing Corporation

Vimicro Shenzhen Corporation

Vimicro Tianjin Corporation

Mr. Shengda Zan

Nantong Zongyi Investment Co., Ltd.

Alpha Spring Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

92718N109

(CUSIP Number)

Vimicro International Corporation 16/F Shining Tower No. 35 Xueyuan Road, Haidian District Beijing 100191 People’s Republic of China Attention: Jackie Long Tel: +86-10-6894-8888

Vimicro China (Parent) Limited

Vimicro China Acquisition Limited

16/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191

People’s Republic of China

Attention: Mr. Zhaowei (Kevin) Jin

Tel: +86-10-6894-8888

Dr. Zhonghan (John) Deng

Vimicro Beijing Corporation

16/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191

People’s Republic of China

Attention: Dr. Zhonghan (John) Deng

Tel: +86-10-6894-8888

Mr. Zhaowei (Kevin) Jin

Vimicro Shenzhen Corporation

16/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191

People’s Republic of China

Attention: Mr. Zhaowei (Kevin) Jin

Tel: +86-10-6894-8888

Dr. Xiaodong (Dave) Yang

Vimicro Tianjin Corporation

16/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191

People’s Republic of China

Attention: Dr. Xiaodong (Dave) Yang

Tel: +86-10-6894-8888

Mr. Shengda Zan

Nantong Zongyi Investment Co., Ltd.

Alpha Spring Limited
Room 906, Bank of Shanghai Tower

168 Middle Yincheng Road

Pudong District, Shanghai

People’s Republic of China

Attention: Mr. Shengda Zan

Tel: +86-10-6894-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang Jesse Sheley Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong

Steven Liu

Jerome J. Ku

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

Suite 2101, Building C, Yintai Center,

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022

People’s Republic of China

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing is a final amendment reporting the results of the transaction:☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$268,798,327.01	$27,067.99

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $3.375 for 76,365,812 outstanding Shares of the issuer subject to the transaction plus (b) the product of 4,581,247 vested options to purchase Shares multiplied by $2.415 per option (which is the difference between the $3.375 per share merger consideration and the weighted average exercise price of $0.96 per share) ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 1 Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Vimicro International Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the registered ordinary shares, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing four Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Vimicro China (Parent) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Vimicro China Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands wholly-owned by Parent (“Merger Sub”); (d) Dr. Zhonghan (John) Deng, founder, chairman and chief executive officer of the Company (“Chairman”); (e) Mr. Zhaowei (Kevin) Jin, co-chief executive officer and a board member of the Company (“Mr. Jin”); (f) Dr. Xiaodong (Dave) Yang (“Mr. Yang”); (g) Vimicro Beijing Corporation, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by the Chairman (together with the Chairman, “the Chairman Parties”); (h) Vimicro Shenzhen Corporation, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by Mr. Jin (together with Mr. Jin, the Mr. Jin Parties”); (i) Vimicro Tianjin Corporation, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by Mr. Yang (together with Mr. Yang, the “Mr. Yang Parties”); (j) Mr. Shengda Zan (“Mr. Zan”); (k) Nantong Zongyi Investment Co., Ltd., a company incorporated under the laws of the People’s Republic of China 100% beneficially owned by Mr. Zan; (l) Alpha Spring Limited, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by Mr. Zan (“Alpha Spring”). Filing persons (d) through (i) are collectively referred to herein as the “Founder Parties.” Filing persons (j) through (l) are collectively referred to herein as the “Sponsor Parties.” The Founder Parties and filing person (l) are collectively referred to herein as the “Rollover Shareholders.” Filing Persons (b) through (l) are collectively referred to herein as the “Buyer Group.”

On September 15, 2015, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”). If the merger agreement and the plan of merger are approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger.

Under the terms of the merger agreement, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than (a) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of any Company Options (as defined below),  (c) Shares (including the Shares issuable under Company Options (as defined below) and the Shares represented by ADSs) beneficially owned by the Rollover Shareholders (such Shares collectively, the “Rollover Shares”), but excluding 1,839,889 Shares and 108,325 ADSs beneficially owned by Mr. Yang, and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled in exchange for the right to receive $3.375 in cash without interest, and for the avoidance of doubt, because each ADS represents four Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) will represent the right to surrender the ADS in exchange for $13.50 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of October 24, 2005, by and among the Company, J.P. Morgan Chase Bank, N.A., (the “ADS depositary”) and the holders and beneficial owners of ADSs issued thereunder, in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value as determined in accordance with the Cayman Islands Companies Law.

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At the effective time of the merger, each outstanding option award (each a “Company Option”) issued by the Company pursuant to the Company’s 2004 Share Option Plan and 2005 Share Option Plan (collectively, the “Company Share Plans”) that has not vested, except for any unvested Company Options held by the Rollover Shareholders, shall be assumed by Parent and become an option to purchase a number of ordinary shares of Parent equal to the number of Shares subject to such Company Option, and the term, vesting schedule and all of the other terms of such assumed Company Option shall otherwise remain unchanged, and any restriction on the exercise of any such assumed Company Option will continue in full force and effect.

In addition, at the effective time of the merger, each outstanding Company Option issued by the Company pursuant to the Company Share Plans that has vested, except for any vested Company Options held by the Rollover Shareholders, shall, automatically and without any required action on the part of the holder thereof, be converted into the right to receive an amount in cash, to be paid promptly and no later than five business days after the effective time of the merger, equal to the excess of (i) $3.375 over (ii) the exercise price of each Company Option, multiplied by the number of Shares underlying such Company Option.

Under the terms of the rollover agreement entered into by and among Parent, Merger Sub and the Rollover Shareholders (the “Rollover Agreement”) concurrently with the execution and delivery of the merger agreement immediately prior to the closing of the merger, each Rollover Share shall be cancelled and each Rollover Shareholder shall subscribe for the number of ordinary shares in Parent as set forth in the Rollover Agreement. Pursuant to the Rollover Agreement, immediately prior to the closing of the merger, Parent shall become wholly beneficially owned by the Buyer Group.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

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Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. Vimicro International Corporation is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

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•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)(1)	Material Terms. Not applicable.

(a) (2)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Dissenters’ Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex C—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

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(d)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(e)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Rollover Agreement”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

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•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(a)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

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•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

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•	“Special Factors—Alternatives to the Merger”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a) - (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

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•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

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•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

•	“The Merger Agreement and Plan of Merger—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

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•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(a)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

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Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2013 and 2014 incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2014, filed on April 30, 2015 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the six-month periods ended June 30, 2014 and 2015 are incorporated herein by reference to the Company’s 2015 second quarter earnings release furnished on Form 6-K on August 13, 2015.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a) -(1)	Preliminary Proxy Statement of the Company dated , 2015 (the “proxy statement”).

(a) -(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a) -(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a) -(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

12

(a) -(5)	Press Release issued by the Company, dated September 15, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 15, 2015.

(b) -(1)	Commitment Letter, dated as of September 15, 2015, by and among Alpha Spring Limited, Parent and Merger Sub.*

(c) -(1)	Opinion of Duff & Phelps, LLC dated September 15, 2015, incorporated herein by reference to Annex B of the proxy statement.

(c) -(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated September 15, 2015.*

(d) -(1)	Agreement and Plan of Merger, dated as of September 15, 2015, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d) -(2)	Rollover Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d) -(3)	Founder Limited Guarantee, dated as of September 15, 2015, by the Founder Parties in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

(d) -(4)	Sponsor Limited Guarantee, dated as of September 15, 2015, by Nantong Zongyi Investment Co., Ltd. and Alpha Spring Limited in favor of the Company incorporated herein by reference to Annex G to the proxy statement.

(d)-(5)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub and Alpha Spring Limited incorporated herein by reference to Annex H to the proxy statement.

(d)-(6)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, the Chairman and Vimicro Beijing Corporation incorporated herein by reference to Annex I to the proxy statement.

(d)-(7)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Mr. Zhaowei (Kevin) Jin and Vimicro Shenzhen Corporation incorporated herein by reference to Annex J to the proxy statement.

(d)-(8)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Dr. Xiaodong (Dave) Yang and Vimicro Tianjin Corporation incorporated herein by reference to Annex K to the proxy statement.

(f) -(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f) -(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed on September 30, 2015

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2015

Vimicro International Corporation

By:	/s/ Charles (Chuck) K. Ng

Name: Charles (Chuck) K. Ng

Title: Special Committee Chairman

Vimicro China (Parent) Limited

By:	/s/ Zhaowei (Kevin) Jin

Name: Zhaowei (Kevin) Jin

Title: Director

Vimicro China Acquisition Limited

By:	/s/ Zhaowei (Kevin) Jin

Name: Zhaowei (Kevin) Jin

Title: Director

Dr. Zhonghan (John) Deng

/s/ Zhonghan (John) Deng

Mr. Zhaowei (Kevin) Jin

/s/ Zhaowei (Kevin) Jin

Dr. Xiaodong (Dave) Yang

/s/ Xiaodong (Dave) Yang

Vimicro Beijing Corporation

By:	/s/ Zhonghan (John) Deng

Name: Zhonghan (John) Deng

Title: Director

Vimicro Shenzhen Corporation

By:	/s/ Zhaowei (Kevin) Jin

Name: Zhaowei (Kevin) Jin

Title: Director

Vimicro Tianjin Corporation

By:	/s/ Xiaodong (Dave) Yang

Name: Xiaodong (Dave) Yang

Title: Director

Mr. Shengda Zan

/s/ Shengda Zan

Nantong Zongyi Investment Co., Ltd.

By:	/s/ Shengda Zan

Name: Shengda Zan

Title: Director

Alpha Spring Limited

By:	/s/ Shengda Zan

Name: Shengda Zan

Title: Director

Exhibit Index

(a) -(1)	Preliminary Proxy Statement of the Company dated , 2015 (the “proxy statement”).

(a) -(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a) -(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a) -(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a) -(5)	Press Release issued by the Company, dated September 15, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 15, 2015.

(b) -(1)	Commitment Letter, dated as of September 15, 2015, by and among Alpha Spring Limited, Parent and Merger Sub.*

(c) -(1)	Opinion of Duff & Phelps, LLC dated September 15, 2015, incorporated herein by reference to Annex B of the proxy statement.

(c) -(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated September 15, 2015.*

(d) -(1)	Agreement and Plan of Merger, dated as of September 15, 2015, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d) -(2)	Rollover Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d) -(3)	Founder Limited Guarantee, dated as of September 15, 2015, by the Founder Parties in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

(d) -(4)	Sponsor Limited Guarantee, dated as of September 15, 2015, by Nantong Zongyi Investment Co., Ltd. and Alpha Spring Limited in favor of the Company incorporated herein by reference to Annex G to the proxy statement.

(d)-(5)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub and Alpha Spring Limited incorporated herein by reference to Annex H to the proxy statement.

(d)-(6)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, the Chairman and Vimicro Beijing Corporation incorporated herein by reference to Annex I to the proxy statement.

(d)-(7)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Mr. Zhaowei (Kevin) Jin and Vimicro Shenzhen Corporation incorporated herein by reference to Annex J to the proxy statement.

(d)-(8)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Dr. Xiaodong (Dave) Yang and Vimicro Tianjin Corporation incorporated herein by reference to Annex K to the proxy statement.

(f) -(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f) -(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed on September 30, 2015